EXHIBIT 99.3

PACMAG METALS PTY LTD ABN 73 066 353 231 (Formerly PacMag Metals Limited)

FINANCIAL REPORT

30 JUNE 2010

(Expressed in Australian dollars)

PacMag Metals Pty Ltd.

AUDITORS' REPORT

To the Directors of
PacMag Metals Limited

We have audited the accompanying financials statements of PacMag Metals Limited, which comprises of the consolidated statement of financial position as at June 30, 2010 and the consolidated statements of comprehensive income, recognized changes in equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

The audited consolidated financial statements as at June 30, 2009 and for the year then ended were examined by other auditors, in accordance with Australian Auditing Standards, who expressed an opinion without reservation on those statements in their report dated September 23, 2009 in accordance with International Financial Reporting Standards.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

October 26, 2010

PacMag Metals Pty Ltd.

TABLE OF CONTENTS

                                Page

Financial Statements

PacMag Metals Pty Ltd.

PACMAG METALS PTY LTD AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2010

		2010	2009
	$		$

Revenue
Revenue		246,122		250,073

		246,122		250,073

Expenses
Administration expenses		(770,417)		(280,520)
Impairment loss on available for sale assets		-		(719,789)
Employee benefit expenses		(283,965)		(102,425)
Exploration expenditure incurred		58,783		(43,816)
Impairment on exploration expenditure		(3,272,086)		(946,836)
Other expenses		(9,794)		(2,718)

Total expenses		(4,277,479)		(2,096,104)

Profit/(loss) before income tax expense		(4,031,357)		(1,846,031)

Income tax (expense)/benefit		(45,498)		225,436

Total income/(loss) for the year		(4,076,855)		(1,620,595)

Other comprehensive income
Changes in the fair value of available-for-sale financial assets, net of tax		(68,886)		417,254

Total comprehensive income/(loss) for the year
		(4,145,741)		(1,203,341)

Earning/(Loss) per share:
Basic		$(0.028)		$(0.011)
Diluted		$(0.028)		$(0.011)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes

PacMag Metals Pty Ltd.

PACMAG METALS PTY LTD AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2010

				2010			2009
			$		$		$
	Note
ASSETS
Current Assets
Cash and cash equivalents	5			959,794				2,461,902
Trade and other receivables	6			201,567				268,096

Total current assets				1,161,361				2,729,998

Non-current assets
Available for sale financial assets	7			1,055,850		0		1,225,644
Property, plant and equipment	8			1,755		0		1,042
Exploration and evaluation expenditure	9			6,676,215		0		9,087,935
Deferred tax asset	12			213,350				600,066

Total non-current assets				7,947,170				10,914,687

Total assets				9,108,531				13,644,685

LIABILITIES
Current Liabilities
Trade and other payables	10			152,559		0		169,881

Total current liabilities				152,559				169,881

Non-current Liabilities
Provisions	11			-		0		2,350
Deferred tax liabilities	12			229,325				600,066

Total non-current liabilities				229,325				602,416

Total liabilities				381,884				772,297

Net Assets				8,726,647		9,490,415		12,872,388

EQUITY
Issued Capital	13			14,793,654				14,793,654
Reserves	14	(a)		1,841,404				1,910,290
Accumulated losses	14	(b)		(7,908,411)		0		(3,831,556)

Total equity				8,726,647				12,872,388

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes

PacMag Metals Pty Ltd.

PACMAG METALS PTY LTD AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF RECOGNIZED CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2010

				Available for sale
				investment
	Issued	Accumulated	Option	revaluation	Total
	capital	losses	reserve	reserves	equity
	$	$	$	$	$ $

Total equity at the beginning of 1 July 2009	14,793,654	(3,831,556)	1,453,039	457,251	12,872,388

Total comprehensive income/(loss) for the year
Profit/(Loss) for the year	-	(4,076,855)	-	-	(4,076,855)
Other comprehensive income	-	-	-	-	-
Available for sale investments
revaluation reserve, net of tax	-	-	-	(68,886)	(68,886)

Total other comprehensive income/(loss)	-	(4,076,855)	-	(68,886)	(4,145,741)

Total comprehensive income/(loss) for the year	-	(4,076,855)	-	(68,886)	(4,145,741)

Transactions with equity holders in their capacity as equity holders:
Issued shares	-	-	-	-	-

Total equity at the end of 30 June 2010	14,793,654	(7,908,411)	1,453,039	388,365	8,726,647

	Year ended 30 June 2009
				Available for sale
				Investment
	Issued	Accumulated	Option	revaluation	Total
	capital	losses	reserve	reserves	equity
	$	$	$	$	$

Total equity at the beginning of 1 July 2008	14,793,654	(2,210,961)	1,453,039	39,997	14,075,729

Total comprehensive income/(loss) for the year
Profit/(Loss) for the year	-	(1,620,595)	-	-	(1,620,595)
Other comprehensive income	-	-	-	-	-
Available for sale investments
revaluation reserve, net of tax	-	-	-	417,254	417,254

Total other comprehensive income/(loss)	-	(1,620,595)	-	417,254	(1,203,341)

Total comprehensive income/(loss) for the period	-	(1,620,595)	-	417,254	(1,203,341)

Transactions with equity holders in their capacity as equity holders:
Issued shares	-	-	-	-	-

Total equity at the end of 30 June 2009	14,793,654	(3,831,556)	1,453,039	457,251	12,872,388

The above Consolidated Statement of Recognized Changes in Equity should be read in conjunction with the accompanying notes

PacMag Metals Pty Ltd.

PACMAG METALS PTY LTD AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2010

		2010	2009
		$	$
	Note
Cash flows from operating activities
Payments to suppliers, exploration and evaluation expenditure		(1,070,164)	(1,453,660)
Interest received		73,536	202,627
Income Tax Paid		-	-

Net cash (used in) operating activities	23	(996,628)	(1,251,033)

Cash flows from investing activities
Payments for purchase of plant & equipment		(1,505)	-
Proceeds on sale of available-for-sale assets		242,283	163,178
Receipts from tenements		221,900	-
Exploration costs capitalised		(968,158)	(1,012,588)

Net cash provided by investing activities		(505,480)	(849,410)

Cash flows from financing activities

Net cash provided by financing activities		-	-

Net (decrease)/increase in cash and cash equivalents		(1,502,108)	(2,100,443)
Cash and cash equivalents at the beginning of the financial year		2,461,902	4,562,345

Cash and cash equivalents at the end of the financial year	5	959,794	2,461,902

This Consolidated Statement of Cash Flows should be read in conjunction with the attached notes to and forming part of these financial statements

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below.  These policies have been consistently applied to all the years presented, unless otherwise stated.  The financial report includes separate financial statements for PacMag Metals Pty Ltd. as an individual entity and the consolidated entity consisting of PacMag Metals Pty Ltd. and its subsidiaries.

(a)           Basis of preparation

The consolidated financial statements are prepared in accordance with IFRS, which include International Accounting Standards (“IAS”) and Interpretations (“IFRIC” and “SIC”) adopted by the International Accounting Standards Board (the “IASB”).

The presentation currency of the Group’s consolidated financial statements is the Australian Dollar(“AUS”) dollars ($).

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.  The financial report is presented in Australian dollars, which is the Company’s functional currency and the functioning currency of the majority of the Group.

Critical accounting estimates
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

(b)           Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities as at 30 June 2010, that comprise the consolidated entity, being the company (the parent entity) and its subsidiaries.  Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group.  Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement.  Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(b)           Principles of consolidation (cont’d)

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated.  Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.  Accounting policies of subsidiaries have been changed where necessary to ensure consistent with the policies adopted by the Group.

Investments in subsidiaries are accounted for at cost in the individual financial statements of PacMag Metals Pty Ltd.

(c)           Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments.  A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.  Segment information is presented in respect of the Group’s business and geographical segments.

(d)           Foreign currency translation

(i)           Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").  The consolidated financial statements are presented in Australian dollars, which is PacMag Metals Pty Ltd.'s functional and presentation currency.

(ii)           Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.  Translation differences on non-monetary financial assets and liabilities, such as equities held at fair value through profit or loss, are recognised in profit or loss as part of the fair value gain or loss.  Translation differences on non-monetary financial assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(d)           Foreign currency translation (cont’d)

(iii)           Group companies
The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•
income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to shareholders' equity.  When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

(e)           Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.  Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probably that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities, as described below.  The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved.  The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Interest Revenue
Revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

Other Revenue
Other revenue is recognised when the amount of revenue can be reliably measured and control of the right to receive the revenue has passed.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(f)           Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probably that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances related to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation
The company and all its wholly-owned Australian resident entities have not elected to form a tax-consolidated group under Australian taxation law.

(g)           Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases.  Finance leases are capitalised at the lease's inception at fair value of the leased property or, if lower, the present value of the minimum lease payments.  The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables.  Each lease payment is allocated between the liability and finance cost.  The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.  Capitalised leased assets are depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessees are classified as operating leases.  Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.  Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(h)           Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.  Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).  Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

(i)            Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

(j)           Loans and receivables

Trade receivables, loans and other receivables are recognised initially at fair value and subsequently measured at amortised cost less impairment.  Trade receivables are generally due for settlement within 30 days.  Collectability of trade receivables is reviewed on an ongoing basis.  Debts which are known to be uncollectible are written off.  An allowance account (provision for impairment of trade receivables) is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.  Indicators that the trade receivable is impaired include significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default in payments.  The amount of

(j)           Loans and receivables

the impairment allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.  Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment loss is recognised in the income statement within other expenses.  When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account.  Subsequent recoveries of amount previously written off are credited against other expenses in the income statement.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(k)           Investments and other financial assets

The Group classifies its investments as financial assets at fair value through profit or loss and available-for-sale financial assets.  The classification depends on the purpose for which the investments were acquired.

(i)	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading which are acquired principally for the purpose of selling in the short term.  The fair values of quoted investments are based on current prices.

ii)           Available-for-sale financial assets
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories.  They are included in non-current assets unless management intends to dispose of the investment within twelve months of the reporting date.  Investments are designated as available-for-sale if they do not have fixed maturity and fixed or determinable payments and management intends to hold them for the medium to long term.

Recognition and derecognition
Regular purchases and sales of financial assets are recognised on trade-date, the date on which the Group commits to purchase or sell the asset.  Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss.  Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement.  Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses from investment securities.

Subsequent measurement
Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value.  Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within other income or other expenses in the period in which they arise.  Dividend income from financial assets at fair value through profit and loss is recognised in the income statement as part of revenue from continuing operations when the Group’s right to receive payments is established.

Fair value
The fair values of quoted investments are based on current bid prices.  If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques.  These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(k)           Investments and other financial assets (cont’d)

Impairment
The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired.  In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired.  If any such evidence exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss) is removed from equity and recognised in the income statement.  Impairment losses recognised in the income statement on equity instruments classified as available-for-sale are not reversed through the income statement.

(l)           Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.  The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques.  The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date.  Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.  Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair value.

(m)           Property, plant and equipment

Items of plant and equipment are stated at cost less accumulated depreciation and impairment.  Cost includes expenditure that is directly attributable to the acquisition of the item.  In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognised.  All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.  Gains and losses on disposals are determined by comparing proceeds with the carrying amount.  These are included in the income statement.  When revalued assets are sold, it is Group policy to transfer the amounts included in the revaluation reserve, in respect of those assets to retained earnings.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(m)           Property, plant and equipment (cont’d)

Depreciation
Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land.  Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value.  Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The estimated useful life, residual values and depreciation method is reviewed at the end of each annual reporting period.

The estimated useful lives for the current and comparative periods are as follows:

•	Plant and equipment 5-15 years

Impairment
The carrying value of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflow, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any such indication exists where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognised in the income statement in the cost of sales line item.

(n)           Intangible assets

(i)           Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets, liabilities and contingent liabilities of the acquired subsidiary/associate at the date of acquisition.  Goodwill on acquisitions of subsidiaries is included in intangible assets.  When the excess in negative (negative goodwill), it is recognised immediately in profit or loss.  Goodwill is not amortised.  Instead, goodwill is tested for impairment annually, or more frequently of events or changes in circumstances indicates that it might be impaired, and is carried at cost less accumulated impairment losses.  Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.  Each of those cash-generating units represents the Group's investment in each country of operation by each primary reporting segment.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(n)           Intangible assets (cont’d)

(ii)           IT development and software
Costs incurred in developing products of systems and costs incurred in acquiring software and licences that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalised to software and systems.  Costs capitalised include external direct costs of materials and service, direct payroll and payroll related costs of employees' time spent on the project.  Amortisation is calculated on a straight line basis over periods generally ranging from 3 to 5 years.

IT development costs include only those costs directly attributable to the development phase and are only recognised following completion of technical feasibility and where the Group has an intention and ability to use the asset.

(o)           Deferred Exploration and Evaluation Expenditure

Exploration and Evaluation Expenditure
Exploration, evaluation and development expenditures incurred may be accumulated in respect of each identifiable area of interest.  These costs are carried forward only if they relate to an area of interest for which rights of tenure are current and in respect of which:

(i)	such costs are expected to be recouped through successful development and exploitation or from sale of the area; or

(ii)
exploration and evaluation activities in the area have not, at the balance sheet date, reached a  stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations in or relating to, the area are continuing.

Accumulated costs in respect of areas of interest which are abandoned are written off in full against profit in the year in which the decision to abandon the area is made.  A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.  Notwithstanding the fact that a decision not to abandon an area of interest has been made, based on the above, the exploration and evaluation expenditure in relation to an area may still be written off if considered appropriate to do so.

(p)           Trade and other payables

Trade payables and other accounts payable represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid.  The amounts are unsecured and are usually paid within 30 days of recognition.

(q)           Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the income statement net of any reimbursement.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(q)           Provisions (cont’d)

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(r)           Employee benefits

(i)	Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulated sick leave expected to be settled within 12 months of the reporting date, are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii)	Long service leave

The liability for long service leave is recognised in the provision of employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.  Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(s)           Share-based payments

Share-based compensation benefits are provided to employees via the PacMag Metals Pty Ltd. Employee Option Plan and an employee share scheme.  Information relating to these schemes is set out in note 21.

The fair value of options granted under the PacMag Metals Pty Ltd. Employee Option Plan is recognised as a employee benefit expense with a corresponding increase in equity.  The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The fair value of the options granted is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, profitability and sales growth target).  Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.  At each reporting date, the entity revises its estimate of the number of options that are expected to become exercisable.  The employee benefit expense recognised each period takes into account the most recent estimate.  The impact of the revision to original estimates, if any, is recognised in the income statement with a corresponding adjustment to equity.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(t)           Equity

Ordinary shares are classified as equity.

Transaction costs on the issue of equity instruments
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.  Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

Company reacquiring own equity instruments
If the entity reacquires its own equity instruments, eg. as the result of a share buy-back, those instruments are deducted from equity and the associated shares are cancelled.  No gain or loss is recognised in the profit or loss and the consideration is paid including any directly attributable incremental costs (net of income taxes) are recognised directly in equity.

(u)           Earnings per share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all diluted  potential ordinary shares.

(v)	Goods and services tax (GST)
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), exceptwhere the amount of GST incurred is not recoverable from the taxation authority.  In these circumstances, the GST is recognised as part of the cost of acquisition of an asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to the Australian Tax Office (ATO) is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis.  The GST component of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.  Commitments and contingencies are disclosed net of the amount of GST recoverable from or payable to the taxation authority.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(w)           Effect of the application of new standards

In 2009, the Group adopted the following standards and amendments to existing standards which are effective in the current accounting period and relevant to its operations:

A revised IAS 1, the Presentation of Financial Statements, has introduced a number of changes to the presentation of the accounts, including a requirement for those fair value gains and losses previously presented in the consolidated statement of changes in equity to be presented in a new consolidated statement of comprehensive income.

A revised IAS 23, Borrowing costs, permits immediate expensing of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset unless it is probable that these costs will result in a future economic benefit to the entity.

Amendments to IFRS 1 and IAS 27, Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate, remove the definition of the cost method from IAS 27 and allow an entity to recognize a dividend from subsidiary, jointly controlled entity or associate in profit and loss in its separate financial statements when its right to receive the dividend is established. There is no impact on the consolidated financial statements as the changes only affect the separate financial statements of the investing entity.

Amendments to IFRS 7, Enhancing Disclosures about Fair Value and Liquidity Risk, expand the disclosures required in respect of fair value measurements recognized in the statement of financial position. For the purpose of these expanded disclosures, a three-level hierarchy has been introduced. The amendments also clarify the scope of items to be included in the maturity analyses required under IFRS 7 by changing the definition of liquidity risk to state that liquidity risk only includes financial liabilities that are settled by delivering cash or another financial asset. This results in the exclusion of financial liabilities that are settled by the entity delivering its own equity instruments or non-financial assets. Furthermore, the amendments specify different liquidity risk disclosure requirements for derivative and non-derivative financial liabilities. The Group adopted Amendments to IFRS 7, the adoption of the amendments resulted in no impact on the Group’s consolidated financial position or results from operations.

Standards, amendments and interpretations effective after 2009 which are relevant to the Group’s operations and will have a material impact on the Group’s accounting policies but are yet to be adopted:

IFRS 3 (Revised), Business Combinations, will be effective for fiscal years beginning on or after July 1, 2009. It replaces IFRS 3 (as issued in 2004) and the related amendment to IAS 27, Consolidated and Separate Financial Statements, (effective for years beginning on or after July 1, 2009). They provide guidance for applying the acquisition method for business combinations. The major changes from the existing standards include: the immediate expensing of all acquisition costs, the inclusion in the cost of acquisition of the fair value at acquisition date of any contingent purchase consideration, the removal of the requirement to measure at fair value every asset and liability at each step in a step acquisition for the purposes of calculating goodwill, and changes in a parent’s ownership interest in a subsidiary undertaking that do not result in the loss of control should be accounted for as equity transactions. The Group will apply IFRS 3 and IAS 27 (as amended in 2008) from January 1, 2010 and will revise its accounting policy on business combinations accordingly. Business combinations that occurred prior to January 1, 2009 were not accounted for in accordance with IFRS 3 – Business Combinations, in accordance with IFRS 1 – First time Adoption of International Financial

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(w)           Effect of the application of new standards (cont’d)

Reporting Standards exemptions.

IFRS 9, Financial Instruments, which will be effective January 1, 2013, introduces new requirements for the classification and measurement of financial assets. Early adoption is permitted. New requirements for classification and measurement of financial liabilities, derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9 in 2010. As a result, IFRS 9 will eventually be a complete replacement for IAS 39 and IFRS 7. The Group will apply the amendment from January 1, 2013 and is reviewing the impacts of the new standards on the results of the Group.

IAS 24 (Revised), Related Party Disclosures, which will be effective January 1, 2011, simplifies the disclosure requirements for entities that are controlled, jointly controlled or significantly influenced by a government (referred to as government-related entities). The revised standard simplified the definition of a related party, clarified its intended meaning and eliminated a number of inconsistencies. The revised definition is based on certain principles in the treatment of related party relationships; among which the symmetry principle applies if the revised definition treats one party as related to a second party, the second party is also treated as related to the first party. The Group will apply the revised standards from January 1, 2011 and is reviewing the impacts of the new standards on the results of the Group.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

2.	SEGMENT REPORTING
The consolidated entity operates in Australia and the USA, and is one business segment, mineral, mining and exploration and all of the consolidated entity's resources are employed for this purpose.

	Australia	USA	Total
2010	$	$	$
Revenue	245,128	994	246,122
Other revenue	-	-	-

	245,128	994	246,122
Expenses	(4,225,376)	(52,103)	(4,277,479)

Loss for year before income tax	(3,980,247)	(51,109)	(4,031,357)

Segment assets	(118,374)	9,013,555	8,895,181
Liabilities	(168,534)	-	(168,534)

Net assets	(286,908)	9,013,555	8,726,647

Acquisitions of property, plant and equipment, intangible and other non-current segment assets	1,505	-	1,505
Interest Revenue	74,231	994	75,225
Depreciation and amortisation expense	792	-	792
Impairment on exploration expenditure	3,272,086	-	3,272,086
Cash flow information:
Net cash inflow (outflow) from operating activities	(960,049)	(36,579)	(996,628)
Net cash inflow (outflow) from investing activities	353,161	(858,641)	(505,480)
Net cash inflow (outflow) from financing activities	-	-	-

	Australia	USA	Total
2009
Revenue	142,580	107,493	250,073
Other revenue	-	-	-

	142,580	107,493	250,073
Expenses	(1,129,110)	(966,994)	(2,096,104)

Loss for year before income tax	(986,530)	(859,501)	(1,846,031)

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010
2.	SEGMENT REPORTING (cont'd)

	Australia	USA	Total
2009	$	$	$
Segment assets	5,474,394	8,170,291	13,644,685
Liabilities	(772,297)	-	(772,297)

Net assets	4,702,097	8,170,291	12,872,388

Acquisitions of property, plant and equipment, intangible and other non-current segment assets	-	-	-
Interest Revenue	185,010	2,525	187,535
Depreciation and amortisation expense	980	-	980
Impairment of available for sale financial assets	719,789	-	719,789
Impairment on exploration expenditure	-	946,836	946,836
Cash flow information:
Net cash inflow (outflow) from operating activities	285,926	(965,107)	(1,251,033)
Net cash inflow (outflow) form investing activities	577,609	(271,804)	849,110
Net cash inflow (outflow) from financing activities	-	-	-

3.	REVENUE

	2010 $	2009 $
Revenue from continuing operations:
Other revenue
Finance income - banks	75,224	187,535
Foreign exchange gains (net)	-	37,422
Net gain on sale of available for sale
financial assets	170,898	25,116
Gain from Joint Venture option payment	65,021

	311,143	250,073

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

4.	INCOME TAX

		2010	2009
		$	$
	Major components of income tax expense for the years ended 30 June 2010 & 2009 are:

	Income statement
	Current income
	Current income tax charge	-	-

	Deferred income tax
	Relating to origination and reversal of temporary differences	45,498	(225,436)

	Income tax expense/(benefit) reported in Statement of Comprehensive Income	45,498	(225,436)

A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expenses at the Group's effective income tax rate for the years ended 30 June 2009 and 2008 is as follows:

	Accounting profit/(loss) before income tax	(4,031,357)	(1,846,031)

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010
4.	INCOME TAX (cont'd)

	2010 $	2009 $
At the statutory income tax rate of 30% (2009: 30%)	(1,209,407)	(553,810)

Increase in income tax expense due to:
Non-deductible expenses	-	20,283
Non-recoverable loans to subsidiaries	250,854	-
Decrease in income tax due to:
Gain on sale of shares not subject to tax	(72,685)	(48,953)
Unrecognised temporary differences and tax losses	1,086,732	359,148
Timing differences and tax losses not previously recognised	(9,996)	(2,103)

Income tax expense/(benefit) on pre-tax net profit	45,498	(225,435)

Current year expense	-	-
Deferred tax expense	45,498	(225,435)

	45,498	(225,435)

Deferred income tax recognised directly in equity
Net deferred tax-debited/(credited) directly in equity	(29,523)	178,824

PacMag Metals Limited and its subsidiaries have not elected to form a tax consolidated group.

5.	CURRENT ASSETS - CASH ASSETS & CASH EQUIVALENTS
	Cash at bank and in hand	124,031	68,445
	Money market deposit	800,000	2,000,000
	Deposits at call	35,763	393,457

		959,794	2,461,902

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010
5.	CURRENT ASSETS - CASH ASSETS & CASH EQUIVALENTS (cont'd)	2010 $	2009 $

(a) Reconciliation to cash at the end of the year
The above figures are reconciled to cash at the end of the financial year, as shown in the statement of cash flows, as follows:
	Balances as above	959,794	2,461,902

	Balances per statement of cash flows	959,794	2,461,902

(b) Cash at bank and on hand
These are interest bearing.

(c) Deposits at call
Deposits at call are bearing a floating interest rate of between 2.90% and 4.45% (2010: between 2.90% and 3.75%). These deposits have an average maturity of 30 days.

(d) Money market deposit
The money market deposit is bearing an interest rate of 3.30% and 5.40% (2010: between 3.30% and 4.00%. This deposit has an average maturity of 60 days.

6.	CURRENT ASSETS - TRADE AND OTHER RECEIVABLES	2010 $	2009 $
	Other receivables	195,660	266,101
	Prepayments	5,907	1,995

	At end of year	201,567	268,096

The other classes within trade and other receivables do not contain impaired assets and are not past due.  Based on the credit history of these other receivables, it is expected that these amounts will be received when due.

Net Fair Values
The carrying amounts of current receivables approximate net fair values as determined by reference to present values of future net cash flows. Receivables are non-interest bearing.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

7.	NON-CURRENT ASSETS - AVAILABLE-FOR-SALE FINANCIAL ASSETS FOR-SALE FINANCIAL ASSETS	2010 $	2009 $

	Australian listed equity securities	1,055,850	1,225,644

		1,055,850	1,225,644

8.	NON-CURRENT ASSETS - PROPERTY, PLANT & EQUIPMENT	2010 $	2009 $

	Plant and Equipment
	Cost	6,847	5,342
	Accumulated depreciation	(5,092)	(4,300)

	Balance at 30 June	1,755	1,042

	Movement in Plant and Equipment:
	Cost
	Balance at beginning of financial period	5,342	5,342
	Additions	1,505	-

	Balance at 30 June	6,847	5,342

	Depreciation and impairment losses
	Balance at beginning of financial period	(4,300)	(3,320)
	Depreciation charge for the year	(792)	(980)

	Balance at 30 June	(5,092)	(4,300)

	Carrying Amount	1,755	1,042

9.	NON-CURRENT ASSETS - CAPITALISED EXPLORATION & EVALUATION EXPENDITURES	2010	2009

	Cost	9,948,301	10,034,771
	Impairment losses	(3,272,086)	(946,836)

	Balance at 30 June	6,676,215	9,087,935

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010
9.	NON-CURRENT ASSETS - CAPITALISED EXPLORATION & EVALUATION EXPENDITURE (cont'd)	2010 $	2009 $

	Movement in Capitalised Exploration & Evaluation Expenditures
	Cost
	Balance at beginning of financial period	9,087,935	8,151,511
	Expenditure Capitalised	860,366	1,883,260
	Less: Disposals	-	-

	Balance at 30 June	9,948,301	10,034,771

	Impairment losses
	The impairment charge is
	recognised in the following line
	items in the income statement:
	Impairment loss on exploration and
	evaluation assets	3,272,086	946,836

	Carrying Amount	6,676,215	9,087,935

Exploration and evaluation assets
The recoverability of the carrying amounts of exploration and evaluation assets is dependent on the successful development and commercial exploitation or sale of the respective area of interest.

10.	CURRENT LIABILITY - TRADE AND OTHER PAYABLES	2010 $	2009 $
	Trade payables	150,297	86,817
	Other payables	2,262	83,064

		152,559	169,881

(i)	Amounts not expected to be settled within the next 12 months

Other payables include accruals for annual leave.  The entire obligation is presented as current, since the Group does not have an unconditional right to defer settlement.  However, based on past experience, the Group does not expect all employees to take the full amount of accrued leave within the next 12 months.  The following amounts reflect leave that is not expected to be taken within the next 12 months:

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

10.	CURRENT LIABILITY - TRADE AND OTHER PAYABLES (cont'd)	2010 $	2009 $

	Annual Leave obligation expected to be settled after 12 months	-	35,492

		-	35,492

		2010	2009

	Aggregate amounts payable to related parties:
		8,250	8,250
	Director related entities	-	37,063

		8,250	45,313

Net fair values
The carrying amounts of accounts payable approximate net fair values, as determined by reference to the present values of future net cash flows. Accounts payable are non-interest bearing.

11.	NON CURRENT LIABILITY - PROVISIONS	2010 $	2009 $
	Provisions for employee entitlements -
	Long Service Leave	-	2,350

		-	2,350

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010
12.	DEFERRED TAX ASSETS AND LIABILITIES	2010 $	2009 $
	Deferred tax assets and liabilities are attributable to the following:
	Deferred tax assets
	Capital raising costs	136,373	20,239
	Creditors	-	9,535
	Provisions	11,932	14,456
	Amounts not recognized	-	(160)
	Benefit ot tax losses	65,045	555,996

		213,350	600,066

	Deferred tax liabilities
	Listed shares	227,027	277,514
	Exploration expenditure	-	320,974
	Receivables	1,771	1,265
	Property, plant and equipment	527	313

		229,325	600,066

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

12.	DEFERRED TAX ASSETS AND LIABILITIES (cont'd)

Movement in Deferred Tax Assets	Balance	Recognised	Recognised	Balance
	1 July 09 $	in income $	in equity $	30 June 10 $
CONSOLIDATED
Capital raising costs	20,079	116,294	-	136,373
Creditors	9,535	(9,535)	-	-
Provisions	14,456	(2,524)	-	11,932
Tax losses	555,996	(490,951)	-	65,045

	600,066	(386,716)	-	213,350

	Balance	Recognised	Recognised	Balance
	1 July 08 $	in income $	in equity $	30 June 09 $
CONSOLIDATED
Capital raising costs	31,400	(11,321)	-	20,079
Creditors	20,994	(11,459)	-	9,535
Provisions	14,275	181	-	14,456
Tax losses	556,352	(356)	-	555,996

	623,021	(22,955)	-	600,066

Movement in Deferred Tax Liabilities	Balance	Recognised	Recognised	Balance
	1 July 09 $	in income $	in equity $	30 June 10 $
CONSOLIDATED
Financial assets	277,514	(20,964)	(29,523)	227,027
Exploration expenditure	320,974	(320,974)	-	-
Receivables	1,265	506	-	1,771
Property, plant and equipment	313	214	-	527

	600,066	(341,218)	(29,523)	229,325

	Balance	Recognised	Recognised	Balance
	1 July 08 $	in income $	in equity $	30 June 09 $
CONSOLIDATED
Financial assets	356,047	(257,357)	178,824	277,514
Exploration expenditure	306,113	14,861	-	320,974
Receivables	5,793	(4,528)	-	1,265
Property, plant and equipment	607	(294)	-	313
Creditors	1,072	(1,072)	-	-

	669,632	(248,390)	178,824	600,066

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

13.	EQUITY - ISSUED CAPITAL	2010 $	2009 $

	(a) Ordinary Shares - Fully Paid
	Balance at beginning and end of year	14,793,654	14,793,654

	Reconciliation of number of shares on issue

		2010

	Balance at beginning of year	144,667,639

	Balance at 30 June	144,667,639

Effective 1 July 1998, the Company Law Review Act abolished the concept of par value shares and the concept of Authorised Capital.  Accordingly, the Group does not have authorised capital or par value in respect of its issued shares.

(b)  Ordinary shares
The holders of ordinary shares are entitled to receive dividends as declared from time to time and, in the event of winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares entitle the holder to one vote per share, either in person or by proxy, at meetings of the Company.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

14.	EQUITY - RESERVES & ACCUMULATED LOSSES	2010 $	2009 $

	(a) Reserves
	Option reserve	1,453,039	1,453,039
	Available for sale investments revaluation reserve	388,365	457,251

	Balance at 30 June	1,841,404	1,910,290

		2010 $	2009 $

	Option reserve
	Balance at beginning of year	1,453,039	1,453,039
	Option expense	-	-
	Deferred tax recognised directly in equity	-	-

	Balance at 30 June	1,453,039	1,453,039

		2010 $	2009 $

	Available for sale investment revaluation reserve
	Balance at beginning of financial year	457,251	39,997
	Revaluation - gross	(98,409)	596,078
	Deferred tax recognised directly in equity	29,523	(178,824)

	Balance at 30 June	388,365	457,251

All options were cancelled at 30 June 2010.

Information relating to the Company's Employee Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year, is set out in Note 21.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010
14.	EQUITY - RESERVES & ACCUMULATED LOSSES (cont'd)

		2010 $	2009 $
	(b) Accumulated Losses
	Movements in Accumulated Losses were as follows:
	Balance at beginning of year	(3,831,556)	(2,210,961)
	Net profit/(loss) for the year	(4,076,855)	(1,620,595)

		(7,908,411)	(3,831,556)

(c) Nature and purpose of reserves

Reserves is used to recognise the fair value of options issued but not exercised with respect to share based payment transactions.  It is also used to recognize changes in the fair value of available-for-sale financial assets, net of tax.

15.	INTEREST IN JOINTLY CONTROLLED OPERATION

Under the terms of the Exploration Joint Venture Agreement dated 23 March 2006 between Giralia Resources NL (a director related entity) and PacMag Metals Pty Ltd., the Group has a 51% interest in the Blue Rose joint venture in South Australia.  Giralia Resources NL (Director related entity) elected to contribute its 49% share of exploration costs incurred by PacMag Metals Pty Ltd. plus 10% administrative costs effective 2 November 2007.

The consolidated entity’s interest in assets employed in the above jointly controlled operation includes capitalised exploration and evaluation expenditure totalling $211,507 (2009: $293,343). These amounts are included under the capitalised exploration and evaluation expenditure in note 9.

(a) Capital commitments relating to jointly controlled operation

	2010	2009
Share of jointly controlled operations capital commitments	$	$
Operating lease commitments
Future operating lease rentals not provided for in the financial statements and payable:
Not later than one year	-	106,590
Later than one year but not later than five years	-	106,590

	-	213,180

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

16.      FINANCIAL RISK MANAGEMENT

Overview

The Company and consolidated entity activities have exposure to the following risks from their use of financial instruments:
•     credit risk
•     liquidity risk
•     market risk

This note presents information about the consolidated entity’s exposure to each of the above risks, their objectives, policies and processes for measuring and managing risk and the management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework.  Management monitors and manages the financial risks relating to the operations of the consolidated entity through regular reviews of the risks.

Credit risk
Credit risk is the risk of financial loss to the consolidated entity if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from cash deposits, trade and other receivables and investment securities.  For the Company it arises from receivables due from subsidiaries.

Investments
The consolidated entity limits its exposure to credit risk by only investing in liquid securities and only with counterparties that have an acceptable credit rating.

Trade and other receivables
As the consolidated entity operates in the mining exploration sector, it does not have trade receivables and therefore is not exposed to credit risk in relation to trade receivables.

The consolidated entity has established an allowance for impairment that represents their estimate of incurred losses in respect of other receivables and investments.  The main components of this allowance are a specific loss component that relates to individually significant exposures.  Management does not expect any counterparty to fail to meet its obligations.

Considering the nature of the consolidated entity’s ultimate customers and relevant terms and conditions entered into with such customers, the consolidated entity believes that credit risk is limited.

Exposure to credit risk
The carrying amount of the financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

16.	FINANCIAL RISK MANAGEMENT (cont'd)

		2010 $	2009 $

	Current
	Cash and cash equivalents	959,794	2,461,902
	Other receivables	191,015	261,882

		1,150,809	2,723,784

		2010 $	2009 $

	Non-Current
	Available-for-sale financial assets	1,055,850	1,225,644
	Other receivables	-	-

		1,055,850	1,225,644

Impairment losses

None of the Company's other receivables are past due (2009: nil).

The movement in the allowance for impairment in respect of available for sale financial assets during the year was as follows:

	2010 $	2009 $
Impairment loss recognised during the year		719,789

No impairment loss was recognised for the year ended 30 June 2010 (2009: $719,789) in respect of available for sale financial assets.  Impairment loss is recognised in the consolidated statement of comprehensive income.

The allowance accounts in respect of other receivables and available for sale financial assets are used to record impairment losses unless the consolidated entity is satisfied that no recovery of the amount owing is possible, at that point the amount is considered irrecoverable and is written off against the financial asset directly.  At 30 June 2010, the consolidated entity does not have any collective impairments on its other receivables (2009: nil).

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

16.      FINANCIAL RISK MANAGEMENT (cont’d)

Liquidity risk
Liquidity risk is the risk that the consolidated entity will not be able to meet its financial obligations as they fall due.  The consolidated entity's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the consolidated entity's reputation.

Ultimate responsibility for liquidity risk management rests with the Board of Directors.  The liquidity risk is managed by maintaining adequate reserves by continuously monitoring forecast and actual cash flows.  The consolidated entity does not have any external borrowings.

Typically the consolidated entity ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements based on the remaining period at reporting date to the contractual maturity date.  The amounts disclosed in the table are the contractual undiscounted cash flows:

NON INTEREST BEARING Trade and other payables	2010 $	2009 $
- Six months or less	152,559	124,042
- Six to twelve months	-	-
- One to five years	-	-
- Greater than five years	-	-

Total	152,559	124,042

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the consolidated entity's income or the value of its holdings of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

16.    FINANCIAL RISK MANAGEMENT (cont’d)

 Market risk (cont’d)

Foreign exchange risk

The consolidated entity operates in Australia and the USA and hence is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the US dollar.  The consolidated entity is exposed to currency risk on investments, purchases and borrowings that are denominated in a currency other than the respective functional currencies of consolidated entities, primarily the Australian dollar (AUD).  Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations that are not the entity’s functional currency.

The consolidated entity has not entered into any derivative financial instruments to hedge such transactions and anticipated future receipts or payments that are denominated in a foreign currency, however the consolidated entity manages the purchase of foreign currency to meet operational requirements.

The consolidated entity’s investments in its subsidiaries are not hedged as those currency positions are considered to be long term in nature.

Exposure to Foreign Exchange Risk

The consolidated entity’s exposure to foreign currency risk at balance date was as follows, based on notional amounts:

	30 June 2010		30 June 2009
Financial Assets	AUD $	USD $	AUD $	USD $
Other Receivables	129,964	111,290	234,275	188,476

Financial Liabilities
Trade and other payables	-	-	17,191	13,836
Net balance sheet exposure	129,964	111,290	217,084	174,640

The following significant exchange rates applied during the year:

	Average Rate		Reporting date spot rate
	2010	2009	2010	2009
AUD$ = USD	0.88219	0.80295	0.85670	0.80480
USD$ = AUD	1.13652	1.24624	1.16780	1.24300

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

16.  FINANCIAL RISK MANAGEMENT (cont’d)

Market risk (cont’d)
Consolidated Entity Sensitivity Analysis

At 30 June 2010, if the Australian dollar (AUD$) strengthened/weakened by 10% against the US dollar (USD$) with all other variables held constant, the consolidated entities loss for the year would have been $11,868 higher/$14,375 lower (2009: $19,813 higher/$24,025 lower), mainly as a result of foreign exchange gains/losses on translation of the US dollar denominated financial instruments (detailed in the above table).  Loss is less sensitive to movements in the AUD$/USD$ exchange rates in 2010 than 2009 due to the decrease in US denominated receivables and trade and other payables from 2009.  There would be no effect on equity reserves.

Interest rate risk

The consolidated entity has no significant exposure to cash flow and fair value interest rate risks as it does not have interest bearing financial liabilities.

The consolidated entity has a money market deposit account which it invests surplus cash over fixed interest terms with a secure banking institution, for periods not exceeding 90 days.  Working capital is held in bank accounts with variable interest rates.  Given the short term nature of these financial instruments, interest rate risk on cash and short term money market deposits is not considered to be a material risk.

Profile

At the reporting date, the consolidated entity’s interest bearing financial instruments exposed to interest rate risk are as follows:

	Carrying Amount
	2010 $	2009 $

Fixed Rate Instruments
Cash and cash equivalents	800,000	2,000,000
Variable Rate Instruments
Cash and cash equivalents	159,794	461,902
	959,794	2,461,902

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

16.   FINANCIAL RISK MANAGEMENT (cont’d)

 Interest rate risk (cont’d)

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have increased/decreased equity and profit or loss by the amounts shown below.  This analysis assumes that all other variables, in particular foreign currency rates, remain constant.  The analysis is performed on the same basis for 2009.

	Profit or loss		Equity
30 June 2010	100bp increase $	100bp decrease $	100bp increase $	100bp decrease $
Cash and cash equivalents	1,598	(1,598)	1,598	(1,598)
	1,598	(1,598)	1,598	(1,598)

	Profit or loss		Equity
30 June 2009	100bp increase $	100bp decrease $	100bp increase $	100bp decrease $
Cash and cash equivalents	4,619	(4,619)	4,619	(4,619)
	4,619	(4,619)	4,619	(4,619)

A change of 100 basis point interest rates would have increased or decreased the Company's equity and profit or loss by $1,598 (2009: $4,619).

Other Price Risk

Equity price risk arises from investments held by the Consolidated entity which are classified on the Consolidated Statement of Financial Position as available for sale equity securities.

Management of the consolidated entity monitors the equity securities in its investment portfolio based on market values.  Material investments within the portfolio are managed on an individual basis and all buy and sell decisions are approved by the Board.

The primary goal of the consolidated entity's investment strategy is to maximise investment returns.  Investments classified as available for sale are carried at fair value, with fair value changes recognised directly in equity until derecognised.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

16.   FINANCIAL RISK MANAGEMENT (cont’d)

Sensitivity Analysis
The percentage increase/decrease on the market prices of investments held by the Company and consolidated entity and its impact on post tax profit/(loss) for the year and on equity is outlined in the table below.  The analysis assumes that in 2010 equity prices had increased/decreased by 20% (2009: 30%) and all other variables are held constant.  The 2010 and 2009 decrease in available for sale financial assets was recognised in profit and loss as an impairment.

	Impact on Profit or loss		Impact on Equity
30 June 2010	20% increase	20% decrease	20% increase	20% decrease
Financial Assets	$	$	$	$
Available for sale financial assets	-	(211,170)	211,170	(211,170)
		(211,170)	211,170	(211,170)

	Impact on Profit or loss		Impact on Equity
30 June 2009	30% increase	30% decrease	30% increase	30% decrease
Financial Assets	$	$	$	$
Available for sale financial assets	-	(367,693)	367,693	(367,693)
	-	(367,693)	367,693	(367,693)

The price risk for unlisted securities is immaterial in terms of the possible impact on profit or loss or total equity and has not been included in the sensitivity analysis.

Commodity Price Risk
The consolidated entity operates primarily in the exploration and evaluation phase and accordingly the consolidated entity’s financial assets and liabilities are subject to minimal commodity price risk.

Capital Management
The Board’s objective when managing capital is to maintain a strong capital base so as to safeguard the consolidated entity’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.  The management of the consolidated entity’s capital is performed by the Board.

There were no changes in the consolidated entity's approach to capital management during the year.

The consolidated entity operates in Australia and the USA.  Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

16.       FINANCIAL RISK MANAGEMENT (cont’d)

Fair values

Fair values versus carrying amounts
The fair value of financial assets and financial liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

	30 June 2010		30 June 2009
	Carrying	Fair	Carrying	Fair
	amount $	value $	amount $	value $
Available-for-sale financial assets	1,055,850	1,055,850	1,225,644	1,225,644
Cash and cash equivalents	959,794	959,794	2,461,902	2,461,902
Receivables	201,567	201,567	268,096	268,096
Payables	(152,559)	(152,559)	(169,881)	(169,881)

	2,064,652	2,064,652	3,785,761	3,785,761

The basis for determining fair values is disclosed in note 1(m).

Fair value hierarchy
The table below analyses financial instruments carried at fair value, by valuation method.  The different levels have been defined as follows:

•	Level 1: quotes prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

	Level 1 $	Level 2 $	Level 3 $	Total $
30 Jun 2010
Cash and cash equivalents	959,754	-	-	959,754
Available-for-sale financial assets	1,055,850	-	-	1,055,850

	2,015,604	-	-	2,015,604

30 Jun 2009
Cash and cash equivalents	2,461,902	-	-	2,461,902
Available-for-sale financial assets	1,225,644	-	-	1,225,644

	3,687,546	-	-	3,687,546

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

17.	TENEMENT COMMITMENTS & CONTINGENT LIABILITIES

The consolidated entity has to perform minimum exploration work and expend minimum amounts of money on its tenements.  These are varied from time to time, subject to approval, and are expected to be fulfilled in the normal course of operations of the consolidated entity.

	2010 $	2009 $

Operating lease commitments
Future operating lease rentals not provided
for in the financial statements and payable:
Not later than one year	929,959	280,509
Later than one year but not later than five years	140,142	173,590

	1,070,101	454,099

18.	KEY MANAGEMENT PERSONNEL DISCLOSURES

(a)	Key management personnel	2010 $	2009 $
	compensation
	Short-term employee benefits	300,822	293,940
	Post-employment benefits	-	21,665
	Termination benefits	107,274	-

		408,096	315,605

Information regarding individual directors and executives compensation is provided in the Remuneration Report section of the director’s report.

(b)       Equity instrument disclosures relating to key management personnel

(i)       Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section 11 of the Remuneration Report on pages 6 to 13.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

18.	KEY MANAGEMENT PERSONNEL DISCLOSURES (cont’d)

(b)        Equity instrument disclosures relating to key management personnel (cont’d)

(ii)      Option holdings
The number of options over ordinary shares in the consolidated entity and parent entity held during the financial year by each director and other key management personnel, including their personally related parties, are set out below:

2010 – Consolidated Entity Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors
Emmanuel Althaus	* 833,334	-	-	(833,334)	-	-
Rodney M Joyce	1,000,000	-	-	(1,000,000)	-	-
Michael J Clifford	3,500,000	-	-	(3,500,000)	-	-
Other key management personnel compensation
Bruce R Acutt	175,000	-	-	(175,000)	-	-
Melinda J Nelmes	25,000	-	-	(25,000)	-	-

2009 – Consolidated Entity Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors
Emmanuel Althaus	* 833,334	-	-	-	833,334	* 833,334
Rodney M Joyce	1,000,000	-	-	-	1,000,000	1,000,000
Michael J Clifford	3,500,000	-	-	-	3,500,000	3,500,000
Other key management personnel compensation
Bruce R Acutt	175,000	-	-	-	175,000	175,000
Melinda J Nelmes	25,000	-	-	-	25,000	25,000

* Options are held by Rose Cedar Holdings Pty Ltd as trustee of a trust in which Emmanuel Althaus and his family are discretionary beneficiaries.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

18.	KEY MANAGEMENT PERSONNEL DISCLOSURES (cont’d)

(b)        Equity instrument disclosures relating to key management personnel (cont’d)

(iii)	Share holdings
The number of shares in the consolidated entity and parent entity held during the financial year by each director and other key management personnel, including their personally related parties, are set out below.  There were no shares granted during the reporting period as compensation.

2010 – Consolidated Entity Name	Balance at the start of the year	Purchases	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors – Ordinary Shares
Emmanuel Althaus	* 7,235,864	-	-	(7,235,864)	-
Rodney M Joyce	554,783	-	-	(554,783)	-
Michael J Clifford	900,218	-	-	(900,218)	-
Other key management personnel - Ordinary Shares
Bruce R Acutt	400,144	-	-	(400,144)	-
Melinda J Nelmes	-	-	-	-	-

2009 – Consolidated Entity Name	Balance at the start of the year	Purchases	Received during the year on the exercise of\ options	Other changes during the year	Balance at the end of the year
Directors – Ordinary Shares
Emmanuel Althaus	7,035,864	300,000	-	(100,000)	* 7,235,864
Rodney M Joyce	554,783	-	-	-	554,783
Michael J Clifford	900,218	-	-	-	900,218
Other key management personnel - Ordinary Shares
Bruce R Acutt	400,144	-	-	-	400,144
Melinda J Nelmes	-	-	-	-	-

* Includes shares held by Rose Cedar Holdings Pty Ltd as trustee of a trust in which Emmanuel Althaus and his family are discretionary beneficiaries.

(c)	Loans to key management personnel

There were no loans made during the financial year to directors of the consolidated entity and other key management personnel of the group, including their personally related parties that exceeded $100,000 at any time, (2009: Nil).

(d)	Other transactions with key management personnel

1)	Directors fees totalling $30,000 were paid to National Diversified Industries (Aust) Pty Ltd (“NDI”), in which Mr E Althaus is a director, during the financial year ended 30 June 2010 (2009: $30,000).

2)	Directors fees totalling $30,000 were paid to Minasola Pty Ltd, in which Mr R M Joyce is a director, during the financial year ended 30 June 2010 (2009: $30,000).

Aggregate amounts of each of the above types of other transactions with key management personnel:

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010
18.	KEY MANAGEMENT PERSONNEL DISCLOSURES (cont’d)

(d)	Other transactions with key management personnel (cont’d)

	2010 $	2009 $

Amounts recognised as expense
Directors fees	60,000	60,000

Aggregate amounts payable to key personnel of the group at the balance date relating to the above types of other transactions:
Current Liabilities (Note 10)	8,250	8,250

19.      RELATED PARTY TRANSACTIONS

(a)        Parent entity

The legal parent entity within the group is PacMag Metals Pty Ltd.  However, as discussed in note 1(h) – Business Combinations – Coral Gem Pty Ltd is identified as the acquirer in a reverse acquisition of PacMag Metals Pty Ltd., effective 18 November 2005.  Coral Gem Pty Ltd owns 100% (2009: 100%) of the issued ordinary shares of MIM (USA) Inc.

Effective 30 June 2010, the ultimate Australian parent entity and ultimate controlling party is Entree Australia Pty Limited which, at 30 June 2010, owns 100% (2009: NIL%) of PacMag Metals Pty Ltd., which owns 100% (2009: 100%) of the issued ordinary shares of Coral Gem Pty Ltd.

(b)	Subsidiaries
Interests in subsidiaries are set out in note 25.

(c)	Key management personnel
Disclosures relating to key management personnel are set out in note 23.

(d)	Transactions with related parties
The following transactions occurred with related parties of the parent entity during the financial year:

1.
Effective 1 April 2006, PacMag Metals Pty Ltd. commenced a service agreement with Giralia Resources NL, a director related entity with Mr Rodney Michael Joyce.  The following services are provided by Giralia Resources NL:

a)       accounting and secretarial services;

b)       provision of fully furnished and equipped offices; and

Giralia Resources NL is remunerated by PacMag Metals Pty Ltd. on the basis of a service fee of $8,000 per month (plus GST) to cover the above costs.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

19.    RELATED PARTY TRANSACTIONS (cont’d)

(d)	Transactions with related parties (cont’d)

	2010 $	2009 $

Management service fee	96,000	96,000
Reimbursement for a telephone invoice previously paid by Giralia Resources NL	-	167

	96,000	96,167

2.
Under the terms of the Exploration Joint Venture Agreement dated 23 March 2006 between Giralia Resources  NL (a director related entity with Mr Rodney Michael Joyce) and PacMag Metals Limited, Giralia Resources NL elected to contribute its 49% share of exploration costs incurred plus 10% administrative costs effective 2 November 2007.

	2010 $	2009 $

Reimbursement from Giralia Resources NL for their 49% share of exploration costs incurred under the terms of the Exploration Joint Venture Agreement.	17,218	32,118

	17,218	32,118

3.		2010 $	2009 $

	During the financial year, Giralia Resources NL (a director related entity with Mr Rodney Michael Joyce) reimbursed PacMag Metals Limited, for costs incurred on behalf of PM Gold Asia Pty Ltd (a director related entity with Mr Rodney Michael Joyce).	123,443	-

		123,443	-

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

19.      RELATED PARTY TRANSACTIONS (cont’d)

(d)	Transactions with related parties (cont’d)

Outstanding balances arising from transactions with related parties:

	2010 $	2009 $

Current receivables
Amount receivable - director related party	854	-

	2010 $	2009 $

Current payables
Amount payable - director related entity	-	37,063

During June 2010, PacMag Metals Limited paid out the amount owing to its director related entity. No provisions have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

20.      GROUP ENTITIES

On 30 June 2010, 100% of PacMag Metals Pty Ltd. shares were acquired by Entree Australia Pty Limited.  As  a result, the new ultimate controlling party of the Group is Entree Gold Inc, incorporated in British Columbia, Canada.  The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries, in accordance with the accounting policy described in Note 1(b):

Name of entity	Country of incorporation	Class of shares

Legal parent entity
PacMag Metals Pty Ltd.	Australia	Ordinary

Name of entity	Country of incorporation	Class of shares	Equity holding *
Subsidiaries			2010%	2009%
Pacific Magnesium Pty Ltd	Australia	Ordinary	100%	100%
Southern Magnesium Pty Ltd	Australia	Ordinary	100%	100%
Coral Gem Pty Ltd	Australia	Ordinary	100%	100%
M.I.M. (U.S.A.) Inc	USA	Ordinary	100%	100%

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

20.      GROUP ENTITIES (cont’d)

Name of entity	Country of incorporation	Class of shares	Equity holding *
Subsidiaries			2010%	2009%
PM Minerals Pty Ltd	Australia	Ordinary	100%	100%
PM Exploration Pty Ltd	Australia	Ordinary	100%	100%
Formation Resources Inc.	USA	Ordinary	100%	100%
Gold (U.S.A) Investments Pty Ltd	Australia	Ordinary	100%	100%
PM Gold Asia Pty Ltd	Australia	Ordinary	-	100%

* The proportion of ownership interest is equal to the proportion of voting power held.

21.      SHARE BASED PAYMENTS

(a)	Employee Options

The Board may offer free options to persons ("Eligible Persons") who are:

(i)      full time or part time employees (including a person engaged by the Company under aconsultancy agreement); or

(ii)      Directors of the Company or any subsidiary based on a number of criteria including contribution to the Company, period of employment, potential contribution to the Company in the future and other factors the Board considers relevant, subject to shareholder approval.

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share within fourteen days after the receipt of a properly executed notice of exercise and application monies.  The Company will issue to the option holder, the number of shares specified in that notice.  The Company will apply for official quotation of all shares issued and allotted pursuant to the exercise of the options.

Options may not be transferred other than to an associate of the holder.

Set out below is the summary of options granted under the plan:

All options were cancelled at June 30, 2010 prior to the acquisition of the Company by Entree Gold Inc.

2010
Grant Date	Expiry date	Exercise Price	Balance at start of year	Granted during the year	Exercised during the year	Cancelled June 30, 2010	Balance at end of year	Exerciseable at end of year

11/17/2005	11/17/2010	$0.202	1,000,000	-	-	(1,000,000)	-	-
11/17/2005	11/17/2010	$0.152	1,000,000	-	-	(1,000,000)	-	-
6/16/2006	6/16/2011	$0.252	3,000,000	-	-	(3,000,000)	-	-
6/30/2006	6/30/2011	$0.252	2,083,336	-	-	(2,083,336)	-	-
6/30/2006	6/30/2011	$0.252	400,000	-	-	(400,000)	-	-
2/28/2007	2/29/2012	$0.300	1,291,585	-	-	(1,291,585)	-	-
			8,774,921	-	-	(8,774,921)	-	-

Weighted average exercise price			$0.242			$0.242	$-

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

21.      SHARE BASED PAYMENTS (cont’d)

(a)	Employee Options (cont’d)

2009
Grant Date	Expiry date	Exercise Price	Balance at start of year	Granted during the year	Exercised during the year	Cancelled during the year	Balance at end of year	Exerciseable at end of year

11/17/2005	11/17/2010	$0.202	1,000,000	-	-	-	1,000,000	1,000,000
11/17/2005	11/17/2010	$0.152	1,000,000	-	-	-	1,000,000	1,000,000
6/16/2006	6/16/2011	$0.252	3,000,000	-	-	-	3,000,000	3,000,000
6/30/2006	6/30/2011	$0.252	2,083,336	-	-	-	2,083,336	2,083,336
6/30/2006	6/30/2011	$0.252	400,000	-	-	-	400,000	400,000
2/28/2007	2/29/2012	$0.300	1,291,585	-	-	-	1,291,585	1,291,585
			8,774,921	-	-	-	8,774,921	8,774,921

Weighted average exercise price			$0.242				$0.242

No options were forfeited during the periods covered by the above table.

22.	EARNINGS PER SHARE
(a) Basic earnings per share

The calculation of basic earnings per share at 30 June 2010 was based on the profit/(loss) attributable to ordinary shareholders of $(804,769) (2009: ($1,620,595)) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2010 of 144,667,639 (2009: 144,667,639), calculated as follows:

	2010 $	2009 $
Profit/(loss) attributable to ordinary shareholders
Profit/(loss) for the year	(4,076,855)	(1,620,595)
Profit/(loss) attributable to ordinary shareholders	(4,076,855)	(1,620,595)

	2010	2009
Weighted average number of ordinary shares	Ordinary Shares

Weighted average number of ordinary shares at 30 June	144,667,639	144,667,639

(b) Diluted earnings per share
The calculation of diluted earnings per share at 30 June 2010 was based on profit/(loss) attributable to ordinary shareholders of $(804,769) (2009: $(1,620,595)) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2010 of 144,667,639 (2009: 144,667,639), calculated in accordance with requirements of AASB 133 Earnings per share, paragraph 41, as follows:

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

22.	EARNINGS PER SHARE (cont’d)

(b) Diluted earnings per share (cont’d)
	2010 $	2009 $
Profit/(loss) attributable to ordinary shareholders (diluted)
Profit/(loss) attributable to ordinary shareholders	(4,076,855)	(1,620,595)
Profit/(loss) attributable to ordinary shareholders (diluted)	(4,076,855)	(1,620,595)

	2010	2009
Weighted average number of ordinary shares (diluted)	Ordinary Shares

Weighted average number of ordinary shares (diluted) at 30 June	144,667,639	144,667,639

23.	RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO OPERATING LOSS AFTER INCOME TAX	2010 $	2009 $

	Reconciliation of operating gain/(loss) after income tax to net cash used in operating activities:
	Operating gain/(loss) after income tax	(4,076,855)	(1,620,595)
	Net (gain)/loss on sale of available-for-sale assets	(170,898)	(25,116)
	Gain from Joint Venture Option	(65,021)	-
	Impairment of available for sale assets	-	719,789
	Depreciation	792	980
	Amortisation	-	1,525
	Income tax expense/(benefit)	45,498	(225,436)
	Net foreign exchange (gain)/loss	8,984	(37,422)
	(Decrease)/increase in provisions	(2,350)	605
	(Decrease)/increase in accounts payable	29,311	(72,839)
	Decrease/(increase) in receivables	(38,175)	7,476

		(4,268,714)	(1,251,033)

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

24.      SUBSEQUENT EVENTS

In September 2010, the Company, through a joint venture between the Company’s wholly owned subsidiary PacMag Metals (51% - “PacMag”) and Giralia Resources NL ( 49% - “Giralia”), entered into an agreement with Bonython Metals Group Pty. Ltd. (“BMG”), a private Australian resource company. BMG has agreed to purchase 100% of the iron ore rights on the joint venture’s Blue Rose exploration property EL3848 in exchange for 6% of BMG’s future issued capital.  Should BMG convert to a public company by September 25, 2012, BMG will exchange the joint venture’s shares in the private company for 6% of the initial public offering on the day of listing.  Should BMG fail to publicly list its shares by that date, it shall, by way of a selective share buy-back, acquire the joint venture’s private shares for AUD$25 million.

Having delisted from the Australian Stock Exchange in June 2010, the Company was changed to a proprietary company limited by shares in September, 2010.

25.      DIFFERENCES BETWEEN AUSTRALIAN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Australian International Financial Reporting Standards (“AIFRS). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("US GAAP") are described and quantified below.

Year Ended June 30, 2010

Statement of Operations

Net loss for the year under AIFRS	(4,076,855)
Add (deduct) items subject to US GAAP
Capitalized exploration under AIFRS	(750,387)
Impairment on exploration expenditure	3,272,086
Net loss for the year under US GAAP	(1,555,156)

Loss per share, US GAAP	$(0.01075)

Diluted loss per share, US GAAP	$(0.01075)

Weighted average number of common shares
outstanding during the year	144,667,639

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

25.      DIFFERENCES BETWEEN AUSTRALIAN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

Assets
Total assets reported under AIFRS	9,108,531
Capitalized exploration under AIFRS	(6,310,894)
Reclassification of deferred tax assets	(213,350)

Total assets under USGAAP	2,584,287

Liabilities
Total liabilities reported under AIFRS	381,884
Reclassification of deferred tax assets	(213,350)

Total liabilities under USGAAP	168,534

Shareholders' Equity
Shareholders' equity reported under AIFRS	8,726,647
Capitalized exploration under AIFRS	(6,310,894)
Shareholders' equity reported under US GAAP	2,415,753

Year Ended June 30, 2010

Net cash (used in) generated from:
Operating activities under AIFRS	(996,628)
Capitalized exploration under AIFRS	750,387
Operating activities under US GAAP	(246,241)

Investing activities under AIFRS	(505,480)
Capitalized exploration under AIFRS	(750,387)
Investing activities under US GAAP	(1,255,867)

Funding activities under AIFRS and US GAAP	-

Net (decrease) in cash and cash equivalents
under AIFRS and US GAAP	(1,502,108)

Cash and cash equivalents, beginning of year	2,461,902

Cash and cash equivalents, end of year	959,794

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

25.      DIFFERENCES BETWEEN AUSTRALIAN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

Mineral property interests and deferred exploration costs

Mineral property costs and related exploration expenditures are accounted for in accordance with AIFRS GAAP as disclosed in Note 1(o). For U.S. GAAP purposes, the Company capitalizes acquisition costs and expenses as incurred exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property would be capitalized.

The capitalized costs of such properties would then be measured periodically for recoverability of carrying values. The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes costs related to the acquisition of mineral rights.

Loss per share

Under both AIFRS and US GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under both AIFRS and US GAAP for the year ended June 30, 2010 was 144,667,639.

New Accounting Standards

During fiscal 2010, the Company adopted the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles in accordance with FASB ASC Topic 105, “Generally Accepted Accounting Principles” (the Codification). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission

(“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Effective with the Company’s adoption on September 1, 2009, the Codification has superseded all prior non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification has become non-authoritative. As the adoption of the Codification only affected how specific references to GAAP literature have been disclosed in the notes to our consolidated financial statements, it did not result in any impact on the Company’s results of operations, financial condition, or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling interests in Consolidated Financial Statements” (“SFAS 160”) (Codified within ASC 810), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosures, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The Company adopted the provisions of SFAS 160 on May 1, 2009 and the adoption of this pronouncement had no impact on the Company’s financial statements.

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

25.         DIFFERENCES BETWEEN AUSTRALIAN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) (Codified within ASC 805) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the provisions of SFAS 141(R) on May 1, 2009 and the adoption had no impact on the Company’s financial statements.

In November 2008, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”) (Codified within ASC 323), which clarifies the accounting for certain transactions and guidance on a number of factors, including, determination of the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinitelived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares and accounting for a change in an investment from the equity method to the cost method. EITF 08-6 was effective for the Company’s fiscal year beginning on May 1, 2009 and has been applied prospectively. The adoption of EITF 08-6 had no impact on the Company’s financial statements.

In April 2009, the FASB issued ASC 820-10-65 formerly FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). This provides significant guidance for determining when a market has become inactive as well as guidance for determining whether transactions are not orderly. It also provides guidance on the use of valuation techniques and the use of broker quotes and pricing services. It reiterates that fair value is based on an exit price and also that fair value is market-driven and not entity-specific. The accounting standard of codification applies to all assets and liabilities within the scope of ASC 820 and is effective for all interim and annual periods ending after June 15, 2009. The adoption of ASC 820-10-65 did not have a material effect on the Company’s results of operations, financial position, and cash flows.

In April 2009, the FASB issued ASC 825-10-65, formerly FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1”), which increases the frequency of fair value disclosures to a quarterly basis instead of an annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. This ASC is effective for interim and annual periods ending after June 15, 2009. The adoption did not have a material effect on the Company’s results of operations, financial position, and cash flows.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), amending ASC 855. ASU 2010- 09 removes the requirement for an SEC filer to disclose a date relating to its subsequent events in both issued and revised financial

PacMag Metals Pty Ltd.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 June 2010

25.         DIFFERENCES BETWEEN AUSTRALIAN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

New Accounting Standards (cont’d)

statements. ASU 2010-09 also eliminates potential conflicts with the SEC’s literature. Most of ASU 2010-09 is effective upon issuance of the update. The Company adopted
ASU 2010-09 in February 2010, and accordingly has not disclosed the date relating to its subsequent events.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), amending ASC 855. ASU 2010- 09 removes the requirement for an SEC filer to disclose a date relating to its subsequent events in both issued and revised financial statements. ASU 2010-09 also eliminates potential conflicts with the SEC’s literature. Most of ASU 2010-09 is effective upon issuance of the update. The Company adopted ASU 2010-09 in February 2010, and accordingly has not disclosed the date relating to its subsequent events.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU 2010-06 is not expected to have material impact on the Company’s financial position or results of operations.